Exhibit 12.1

Penn Virginia GP Holdings, L.P.

Statement of Computation of Ratio of Earnings to Fixed Charges Calculation

(in thousands, except ratios)

	Year Ended December 31,										Three Months Ended March 31, 2009
	2004		2005		2006		2007		2008
Earnings
Pre-tax income *	$15,850		$22,038		$33,030		$28,098		$101,701		$7,306
Fixed charges	7,328		14,351		19,783		19,766		26,850		6,191

Total earnings	$23,178		$36,389		$52,813		$47,864		$128,551		$13,497

Fixed Charges
Interest expense	$7,267		$14,053		$19,151		$18,896		$25,346		$5,638
Rental interest factor	61		298		632		870		1,504		553

Total fixed charges	$7,328		$14,351		$19,783		$19,766		$26,850		$6,191

Ratio of earnings to fixed charges	3.2	x	2.5	x	2.7	x	2.4	x	4.8	x	2.2	x

*	Includes cash distributions from equity affiliates and excludes equity earnings from affiliates. Also excludes capitalized interest.